SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐    Transition Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the transition period from to	Commission file number 1-8607

BellSouth Retirement Savings Plan

BellSouth Corporation

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

BELLSOUTH RETIREMENT SAVINGS PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23—Consent of Independent Registered Public Accounting Firm	23

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

BellSouth Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia

June 25, 2004

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
ASSETS
Share of Master Savings Trust net assets	$4,110,900	$—	$—	$—	$4,110,900
Investment in BellSouth Retirement Savings
Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	576,064	—	576,064
Shares of BellSouth common stock held for future allocation	—	—	—	34,558	34,558
Temporary cash investments	—	—	200	—	200

Total Investments	4,110,900	—	576,264	34,558	4,721,722
Participant loans receivable	—	44,524	—	—	44,524
Contributions receivable	4,805	—	—	—	4,805
Other receivables—net	4,622	1,433	—	—	6,055

Total Assets	4,120,327	45,957	576,264	34,558	4,777,106

LIABILITIES
Distributions payable	524	—	16	—	540
Other payables—net	15,077	—	1,114	—	16,191

Total Liabilities	15,601	—	1,130	—	16,731

Net Assets Available for Benefits	$4,104,726	$45,957	$575,134	$34,558	$4,760,375

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
ASSETS
Share of Trust net assets	$3,600,100	$50,041	$—	$—	$3,650,141
Investment in BellSouth Retirement Savings
Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	567,859	—	567,859
Shares of BellSouth common stock held for future allocation	—	—	—	109,603	109,603
Temporary cash investments	—	—	201	10,176	10,377

Total Investment	3,600,100	50,041	568,060	119,779	4,337,980
Contributions receivable	4,754	—	—	—	4,754
Fund, BellSouth Savings and Security Plan and other transfers receivable—net	1,988	1,533	32	—	3,553

Total Assets	3,606,842	51,574	568,092	119,779	4,346,287

LIABILITIES
Distributions payable	787	51	127	—	965
Fund, BellSouth Savings and Security Plan and other transfers payable—net	7,005	—	—	—	7,005
Notes payable	—	—	—	77,387	77,387

Total Liabilities	7,792	51	127	77,387	85,357

Net Assets Available for Benefits	$3,599,050	$51,523	$567,965	$42,392	$4,260,930

The accompanying notes are an integral part of these financial statements.

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2003

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
Net Assets Available for Benefits, December 31, 2002	$3,599,050	$51,523	$567,965	$42,392	$4,260,930

Employee contributions	201,493	—	—	—	201,493
Transfer of participants’ balances—net	94,857	(290)	(90,216)	—	4,351
Transfer of dividends to offset expenses	—	—	—	(827)	(827)
Supplemental contributions	—	—	—	63,409	63,409
Allocation of shares to participants	—	—	77,052	(77,052)	—
Transfer for loan repayment	—	—	(7,650)	7,650	—

Total Contributions, Allocations and Transfers	296,350	(290)	(20,814)	(6,820)	268,426
Share of Master Savings Trust Investment activities	576,236	—	—	—	576,236
Net appreciation/(depreciation) in investments	—	—	67,667	4,265	71,932

Total	872,586	(290)	46,853	(2,555)	916,594

Less: Distributions to participants	366,910	5,276	39,684	—	411,870
Interest on notes payable	—	—	—	5,279	5,279

Net Assets Available for Benefits, December 31, 2003	$4,104,726	$45,957	$575,134	$34,558	$4,760,375

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2002

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
Net Assets Available for Benefits, December 31, 2001	$4,392,136	$69,657	$1,141,661	$147,857	$5,751,311

Employee contributions	227,427	—	—	—	227,427
Transfer of participants’ balances—net	215,455	(9,679)	(195,235)	—	10,541
Transfer to Cingular Wireless Master Savings Trust	(177,918)	(6,656)	(81,858)	—	(266,432)
Transfer from BellSouth Employee Stock
Ownership Plan upon Merger	105,064	—	—	—	105,064
Supplemental contributions	—	—	—	57,081	57,081
Allocation of shares to participants	—	—	93,054	(93,054)	—
Transfer for loan repayment	—	—	(16,885)	16,885	—

Total Contributions, Allocations and Transfers	370,028	(16,335)	(200,924)	(19,088)	133,681
Share of Master Savings Trust Investment activities	(667,466)	—	—	—	(667,466)
Net appreciation/(depreciation) in investments	—	2,607	(288,287)	(74,564)	(360,244)

Total	(297,438)	(13,728)	(489,211)	(93,652)	(894,029)

Less: Distributions to participants	495,648	4,406	84,485	—	584,539
Interest on notes payable	—	—	—	11,813	11,813

Net Assets Available for Benefits, December 31, 2002	$3,599,050	$51,523	$567,965	$42,392	$4,260,930

The accompanying notes are an integral part of these financial statements.

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2001

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
Net Assets Available for Benefits, December 31 2000	$4,646,235	$70,209	$1,159,005	$251,567	$6,127,016

Employee contributions	217,458	—	—	—	217,458
Transfer of participants’ balances—net	56,211	(123)	(22,208)	—	33,880
Supplemental contributions	—	—	—	53,375	53,375
Allocation of shares to participants	—	—	140,704	(140,704)	—
Transfer for loan repayment	—	—	(18,106)	18,106	—

Total Contributions, Allocations and Transfers	273,669	(123)	100,390	(69,223)	304,713
Share of Master Savings Trust Investment activities	(196,837)	—	—	—	(196,837)
Net appreciation/(depreciation) in investments	—	5,696	(58,767)	(16,831)	(69,902)

Total	76,832	5,573	41,623	(86,054)	37,974

Less Distributions to participants	330,931	6,125	58,967	—	396,023
Interest on notes payable	—	—	—	17,656	17,656

Net Assets Available for Benefits, December 31, 2001	$4,392,136	$69,657	$1,141,661	$147,857	$5,751,311

The accompanying notes are an integral part of these financial statements.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description

General

The following description of the BellSouth Retirement Savings Plan (the Plan) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (SPD). A copy of the SPD can be obtained by calling the BellSouth Participant Service Center at 1-866-697-1006. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (BellSouth) to provide a convenient way for management employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of three parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the Code); the second part is an Employee Stock Ownership Plan (ESOP) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code; and the third part is an employee stock ownership plan which is designed as a stock bonus plan to invest primarily in BellSouth shares held in the BellSouth Stock Fund and which is intended to qualify as such under Code sections 401(a), 401(k), 401(m) and 4975(e)(7) and related sections of the Code. As such, participants invested in the BellSouth Stock Fund may elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. Effective March 15, 2002, participants in the Plan were able to diversify their past and future company match, previously held in the ESOP Allocated Shares Fund. Effective July 1, 2003, participants having shares in the Allocated ESOP fund were able to elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. All regular full-time and part-time employees of participating BellSouth companies who are not covered by a collective bargaining agreement have attained the age of 18, and have completed at least one month of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

Master Trust

For investment purposes, the assets of the Plan are held in the BellSouth Master Savings Trust (the Master Savings Trust). The Master Savings Trust also holds the assets of the BellSouth Savings and Security Plan (SSP).

Investment Options

At December 31, 2003 and 2002, the Master Savings Trust’s assets were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund, BrokerageLink Account and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index—Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. All investments are valued on a daily basis.

Unlike the other funds offered by the Plan, BrokerageLink consists of individual brokerage accounts in which participants act as their own investment advisor and may choose from a broad range of investment options. The investment options include no-load and load mutual funds, most stocks listed on many U.S. securities

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

exchanges, bonds and other fixed-income investments. Participants open a BrokerageLink account through transfer of existing balances from the core funds and are assessed additional fees and commissions which are discussed in Note 4. There were 1,285 participants invested in BrokerageLink at December 31, 2003 and 1283 participants invested in the Fidelity BrokerageLink at December 31, 2002. The Charles Schwab Personal Choice Retirement Account, or Schwab PCRA, was replaced with Fidelity’s BrokerageLink account as an investment option in 2002.

Funds within BrokerageLink cannot be accessed directly for loans, withdrawals or distributions. Participants who want a loan, withdrawal or distribution from the BrokerageLink accounts must first transfer the desired amount from the BrokerageLink accounts to the Interest Income Fund for a minimum of one day where it may then be transferred to another fund in the Plan.

Concentrations of Risk

At December 31, 2003 and 2002, the Plan’s assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan’s other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

All participant and company contributions vest immediately.

Participant Loans (Whole Dollars)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 minus the highest outstanding loan principal balance over the previous twelve months or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participants’ accounts and bear interest at various rates which ranged from 5.00% to 10.5% at December 31, 2003. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees. As discussed earlier, amounts held in BrokerageLink accounts are not directly available for loans.

Service Providers

State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. Fidelity Investments, Inc. serves as the recordkeeper and service center for the Plan. Fidelity Investments, Inc. provides brokerage services for BrokerageLink.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

BellSouth Employee Stock Ownership Plan Merger

Effective May 1, 2002, the BellSouth Employee Stock Ownership Plan (PAYSOP) merged with the BellSouth Savings Plans. Participant accounts have been moved to the BellSouth Retirement Savings Plan (for management employees) or to the BellSouth Savings and Security Plan (for non-management employees) where each participant’s allocated shares have been placed in the BellSouth Stock Fund. The total assets transferred into the Plan was $105,064.

Cingular Wireless Transfer

Effective February 1, 2002, participant balances for employees were transferred from the Plan to the Cingular Wireless joint venture via a trust to trust transfer to State Street Bank as trustee for the Cingular Wireless 401(k) Savings Plan. The total asset transfer was $266,432.

2.    Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits, for the years presented, allocated Share of Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits, for the years presented, allocated Share of Trust Investment Activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) of the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

The values of investments in the Master Savings Trust are determined as follows:

•	Shares of BellSouth Common Stock and equity securities underlying the Indexed Stock Fund are valued on the basis of the closing price per share on December 31, 2003 and 2002 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made;

•	The values of mutual funds, all of which are traded on a national securities exchange, are based on published daily closing net asset values as reported by the respective securities exchanges;

•	Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2003 and 2002 from published sources where available and, if not available, from other sources considered reliable;

•	Common trusts are valued at amounts determined from published reports of the funds;

•	Securities in BrokerageLink are valued by methods which are consistent with the methods discussed above;

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

2.    Accounting Policies—(continued)

•	Annuity contracts with insurance companies and synthetic contracts (derivatives) are fully benefit responsive and are valued at principal plus reinvested interest; and

•	A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Generally, upon entering into such a contract, the Master Savings Trust is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange. Pursuant to the contract, the Master Savings Trust agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Master Savings Trust as unrealized appreciation or depreciation. When the contract is closed the Master Savings Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

•	Forward contracts are marked to market daily at the applicable rate and any resulting unrealized gains or losses are recorded. Realized gains or losses are recorded at the time the forward contract matures.

Purchases and sales of securities are reflected as of the trade date.

Realized gains and losses on sales of investments are determined on the basis of average cost.

Dividend income is recognized on the date the Master Savings Trust is entitled to the benefit. Interest earned on investments is recognized on the accrual basis.

Realized gains and losses as well as the current unrealized gains and losses of investments are recorded currently to income.

3.    Contributions

Employee contributions to the Plan are recorded based on Basic Contributions of up to 6% of eligible compensation and Supplemental Contributions of up to 9% of eligible compensation for those participants wishing to contribute additional amounts. Total contributions may not exceed 15% of eligible compensation. Contributions are designated by the participants as before-tax or after-tax, subject to certain IRS limitations.

Effective November 1, 2002, BellSouth implemented a catch-up contribution feature which allowed eligible participants to contribute an additional $1,000 in 2002. This amount increases by $1,000 each year until it reaches $5,000 in 2006 after which it may be adjusted for inflation in $500 increments.

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

3.    Contributions—(continued)

Participants’ Basic Contributions receive a matching contribution in BellSouth stock which is contributed to the ESOP Allocated Fund based on the following formula:

Contribution Type	%	Company Match
Basic	2	100%
Basic	3-6	Varies by Company
Supplemental	7-15	None

The matching percentage is based on company financial performance and the performance of BellSouth stock. The match percentage remains in effect for a twelve-month period from April 1 through March 31. The range of effective match rates on Basic Contributions for the three years ended December 31, 2003 were as follows:

	2003	2002	2001
January-March	70%	85% - 100%	100%
April-December	60%	70%	85% - 100%

4.    Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee was $36.00 for 2003, 2002 and 2001. Additional fees are charged to individual participants for various services provided by the Plan’s recordkeeper.

Participants who open a BrokerageLink account are charged a quarterly fee of $12.50 for each quarter that the participant maintains a BrokerageLink balance.

Investment manager fees are paid by the Master Savings Trust. The Plan’s share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, for the years presented, were as follows:

	For the Year Ended December 31,
	2003	2002	2001
BellSouth Stock Fund	$123	$208	$305
Indexed Stock Fund	78	98	122
Interest Income Fund	485	480	437
Balanced Fund	116	107	196
Bond Fund	496	375	345
Allocated ESOP	40	98	198

	$1,338	$1,366	$1,603

For the mutual funds, investment manager fees are not paid directly from the Master Savings Trust. However, these investments are subject to mutual fund management fees which reduce the overall return of the

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

5.    Tax Status

respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,
	2003	2002	2001
Vanguard Growth Index-Institutional	0.10%	0.10%	0.12%
Fidelity Growth & Income Portfolio	0.73%	0.69%	0.66%
T. Rowe Price Mid-Cap Growth	0.87%	0.89%	0.89%
DFA U.S. Small Cap Value II Fund	0.33%	0.32%	0.41%
DFA International Value II Fund	0.45%	0.41%	0.53%
DFA U.S. Large Cap Value II Fund	0.26%	0.26%	0.31%

The Plan was amended and restated effective July 1, 2001 to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment: the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated August 6, 2002 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code.

The federal income tax effects on participants with respect to the Plan are described in the SPD.

6.    Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the SSP. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant’s share of the Master Savings Trust’s assets. The Plan’s allocated share of the total net assets of all funds in the Master Savings Trust was 67.87832% at December 31, 2003 and 67.09351% at December 31, 2002. The Plan’s allocated share of the net assets of each fund in the Master Savings Trust at December 31, 2003 and 2002 were as follows:

	2003	2002
BellSouth Stock Fund	53.63122%	53.70089%
Indexed Stock Fund	85.81656%	86.66467%
Interest Income Fund	71.30447%	71.79488%
Vanguard Growth Index-Institutional	69.99160%	72.04981%
Fidelity Growth & Income Portfolio	71.55697%	73.01977%
Balanced Fund	77.20094%	79.20204%
Bond Fund	77.41303%	79.41772%
T. Rowe Price Mid-Cap Growth	73.02230%	74.61040%
DFA U.S. Small Cap Value II Fund	73.46473%	75.85883%
BrokerageLink Account	100.00000%	100.00000%
DFA International Value II Fund	74.99555%	80.64458%
DFA U.S. Large Cap Value II Fund	69.56659%	71.83661%
Contribution Account	—	56.24447%
Distribution Account	65.25254%	12.87685%
Pass-Thru Dividend Account	78.50352%	96.90137%
Stale Dated Account	57.03039%	60.29304%

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2003 and 2002 was as follows:

Assets:	2003	2002
Investments at value:
BellSouth Stock Fund:
Shares of BellSouth Common Stock#	$1,429,358	$1,511,311
Temporary cash investments	2	9,719
Distributable shares	1,711	1,412
Indexed Stock Fund:
Equity Index Fund#	816,154	663,941
Interest Income Fund:
General account investment contracts	2,049	223,953
Security backed investments#	1,863,616	1,549,182
Temporary cash investments	41,340	54,740
Vanguard Growth Index-Institutional:
Securities	209,713	163,044
Fidelity Growth & Income Portfolio:
Securities	211,001	162,135
Balanced Fund:
Securities	119,900	92,402
Temporary cash investments	13,669	9,191
Bond Fund:
Securities	240,038	208,076
Temporary cash investments	5,314	51,989
T. Rowe Price Mid-Cap Growth:
Securities	294,249	159,114
DFA U.S. Small Cap Value II Fund:
Securities	331,128	168,194
DFA International Value II Fund:
Securities	79,714	36,707
BrokerageLink Account:
Securities	73,464	43,767
Temporary cash investments	16,257	17,358
DFA U.S. Large Cap Value II Fund:
Securities	118,822	67,075
Contribution Account:
BellSouth Common Shares	—	3,361
Temporary cash investments	—	1,108
Distribution Account:
Temporary cash investments	18,718	18,233
Pass-Thru Dividend Account:
Temporary cash investments	37	33
Stale Dated Account:
Temporary cash investments	1,059	1,090

(Continued)

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Cash and cash equivalents	4	8
Dividends and interest income receivable	8,210	8,804
Receivable for investments sold	7,651	—
Variation margin receivable/(payable)	(18)	14

	5,903,160	5,225,961
Liabilities:
Payable for investments purchased	25,450	30,995
Other payables	2,040	1,562

Trust net assets (excluding ESOP Trusts)	5,875,670	5,193,404

Investment in ESOP Trusts:
Shares of BellSouth Common Stock allocated to participants#	1,043,840	1,027,171
Distributable shares	1,132	1,484
Shares of BellSouth Common Stock held for future allocation	34,558	152,130
Temporary cash investments	958	16,802

Trust Net Assets (including ESOP trusts)	6,956,158	6,390,991
Notes payable	—	108,183

Total	$6,956,158	$6,282,808

Investments at cost	$6,470,147	$6,679,311

#	Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.

The Master Savings Trust is party to derivative financial instruments for purposes other than trading. The most significant of the derivatives, guaranteed investment contracts (GICs) including synthetics, are used to offer a fixed interest rate of return over time, in which the principal and interest components can be accessed at book value. Synthetic GICs are actively managed, collateralized portfolios which offer increased credit quality over traditional GICs. Other derivative instruments, consisting of highly liquid exchange traded equity and debt futures are used primarily to rebalance the fixed income/equity allocation of the Trust’s portfolio.

Distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that are payable in shares of BellSouth Common Stock are separated from the “Shares of BellSouth Common Stock” and “Shares of BellSouth Common Stock allocated to participants” lines and reflected as “Distributable Shares.”

Assets in the BellSouth Stock Fund, Bond Fund, Indexed Stock Fund, mutual funds and some of the assets in the Balanced Fund and the BrokerageLink Account are invested in securities which fluctuate in market value, therefore the values of the fund units fluctuate daily.

Assets in the Interest Income Fund are invested in the following types of financial vehicles:

•	Temporary Cash Investments—These are short-term money market investments, maturing in less than twelve months, that are necessary to meet daily liquidity needs.

•	General Account Investment Contracts—These contracts are also referred to as traditional investment contracts. An investment contract is termed “general account” when the assets committed to the

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

•	Security Backed Investments—These are generic terms which refer to investment contracts other than “traditional” general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value.

—	Group Trust Investment Contracts—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan’s investment in any one of the various INVESCO Group Trust Funds is unitized and may be “wrapped” by an independent financial institution through the issuance of an investment contract.

—	Separate Account Investment Contracts—An investment contract is termed “separate account” when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers’ general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

—	Synthetic Investment Contract—The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2003 and 2002 was as follows:

	December 31, 2003	December 31, 2002
General account investment contracts	$2,049	$3,508
Security backed investments:
Underlying assets	1,934,804	1,867,433
Wrapper contracts	(71,188)	(97,807)

Total contracts	$1,865,665	$1,773,134

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 4.21% at December 31, 2003 and 4.77% at December 31, 2002. The average yield was 4.33% in 2003 and 5.16% in 2002. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

Assets in the Balanced Fund include investments in futures contracts. Open futures contracts as of December 31, 2003 are as follows:

Description	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation)
S&P 500 Index Futures (short)	03/04	(52)	$(37)
U.S. Treasury Bonds Futures (long)	03/04	155	19

Total		103	$(18)

A United States Treasury Bill security with a market value of 1,247 is pledged as collateral for the aforementioned open futures contracts.

During 1990, the ESOP Trusts issued medium-term notes in the aggregate amount of $850 million to fund the purchase of BellSouth Common Stock to be utilized at later dates to fulfill match obligations. Shares purchased with such funds are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the ESOP notes. On July 1, 2003, the final installment payments were made on the above medium-term notes.

Assets held in the Master Savings Trust are generally unavailable to service the ESOP debt; however, the notes are guaranteed by and are subject to direct recourse against BellSouth. BellSouth contributes to the ESOP Trusts an amount necessary, net of ESOP dividends and interest, to service the ESOP notes. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits. These contributions are subject to the claims of holders of debt securities issued by the ESOP Trusts but are held at BellSouth and paid to the ESOP Trusts twice yearly to fund, on a same day basis, required payments by the ESOP Trusts on the notes. Such contributions would not remain in the ESOP Trusts unless there was a default on the debt securities by the ESOP Trustee after having received the required contributions from BellSouth.

BellSouth contributes amounts necessary to purchase any additional shares required to meet the match obligations after shares released by the ESOP Trusts have been used. Such contributions are classified as Supplemental Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

In lieu of receiving cash dividends earned on shares of BellSouth Common Stock which have been allocated to participants from the ESOP Trusts, participant accounts are credited with equivalent shares of BellSouth Common Stock. Dividends on the related ESOP shares are transferred to the Unallocated ESOP Fund and are applied towards the service of the ESOP notes. The transfer of these earnings is classified as Transfer for Loan Repayment in the accompanying Statements of Changes in Net Assets Available for Benefits.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

BellSouth made supplemental cash contributions to the ESOP Trusts in the amount of $85,074 in 2003, $84,492 in 2002, and $79,477 in 2001 for the purpose of servicing the guaranteed debt. A description of each debt issue is as follows:

BellSouth Management Savings and ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$275,000	9.125%	July 1, 2003
Amortizing Medium-Term Notes, Series A	$275,000	9.190%	July 1, 2003

Total	$550,000

BellSouth Savings and Security ESOP Trust:

Title	Amount	Interest Rate	Due Date
Amortizing Medium-Term Notes, Series A	$300,000	9.125%	July 1, 2003

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant’s share of the Master Savings Trust investment activities during the period ended December 31, 2003, 2002 and 2001.

The Master Savings Trust investment activities for the years ended December 31, 2003, 2002, and 2001 were as follows:

	For the Year Ended December 31,
	2003	2002	2001
Investment Activities:
Dividends on shares of BellSouth Common Stock	$86,637	$92,105	$100,945
Interest Income Fund income	80,253	81,497	80,222
Other interest	19,319	13,363	19,928
Net change in unrealized appreciation/(depreciation) on investments	784,759	(1,905,336)	(802,173)
Net realized gain/(loss) on investments	(47,743)	49,068	227,660
Investment manager fees	(1,853)	(1,905)	(2,245)
Other fees	(4,785)	(3,701)	(4,748)

Net investment activities	$916,587	$(1,674,909)	$(380,411)

8.    Commitments and Contingencies

In September and October 2002, three substantially identical class action lawsuits were filed in the United States District Court for the Northern District of Georgia against BellSouth, its directors, three of its senior officers, and other individuals, alleging violations of the Employee Retirement Income Security Act (“ERISA”). The cases have been consolidated and on April 21, 2003, a Consolidated Complaint was filed. In January 2004, a fourth ERISA class action lawsuit was filed in the same court. The plaintiffs, who seek to represent a putative class of participants and beneficiaries of BellSouth’s 401(k) plans (the “Plans”), allege in the Consolidated Complaint that the company and the individual defendants breached their fiduciary duties in violation of ERISA,

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

8.    Commitments and Contingencies —(continued)

by, among other things, (1) failing to provide accurate information to the Plans’ participants and beneficiaries; (2) failing to ensure that the Plans’ assets were invested properly; (3) failing to monitor the Plans’ fiduciaries; (4) failing to disregard Plan directives that the defendants knew or should have known were imprudent and (5) failing to avoid conflicts of interest by hiring independent fiduciaries to make investment decisions. The plaintiffs are seeking an unspecified amount of damages, injunctive relief, attorneys’ fees and costs. Certain underlying factual allegations regarding BellSouth’s advertising and publishing subsidiary and its Latin American operation are substantially similar to the allegations in the putative securities class action captioned In re BellSouth Securities Litigation. At this time, the likely outcome of the cases cannot be predicted, nor can a reasonable estimate of loss, if any, be made.

9.    Subsequent Events

Effective March 31, 2004, the ESOP Allocated Shares were merged into the BellSouth Stock Fund and the quarterly dividend election with respect to the BellSouth Stock Fund was applied to the merged Allocated ESOP shares for dividends payable on or after April 1, 2004.

Effective January 1 2004, participants’ Basic Contributions receive matching contributions in cash, allocated to investment funds with the same elections used for employee deferrals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Retirement Savings Plan

By: BellSouth Corporation

BY:    /S/    RAWDON W. MCARTHUR

      Rawdon W. McArthur

      Chief Investment Officer

Date: June 25, 2004

BELLSOUTH RETIREMENT SAVINGS PLAN

EIN# 58-1533433/PLAN#002

PLAN YEAR ENDING 12/31/2003

SUPPLEMENTAL SCHEDULE H,

LINE 4I-SCHEDULE 1

BELLSOUTH RETIREMENT SAVINGS PLAN

ASSETS HELD FOR INVESTMENT

(A)	(B)	(C)	(D)	(E)
	Issuer	Description of Investment	Original Cost	Current Value
*	Participant Loans	5.00% – 10.50%	$0	$44,524,001

Total Participant Loans				$44,524,001

*	BellSouth Corporation	Common Stock	$326,391,647	$610,621,666

Total Employer Securities			$326,391,647	$610,621,666

*	State Street Bank	STIFF	$199,645	$199,645

Total Short Term Investment Funds			$199,645	$199,645

*Represents	a party in interest to the Plan.